Exhibit 99.1

WiMi Hologram Reports 140.0% Year-over-Year Revenue Growth to US$ 117.4 million in 2020

BEIJING, April 29, 2021 /PRNewswire/ -- WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading Hologram Augmented Reality (“AR”) Technology provider, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2020, with the Securities and Exchange Commission (the “SEC”).

The Company reported that its revenues increased by approximately RMB 446.8 million, or 140.0%, from approximately RMB 319.2 million for the year ended December 31, 2019 to approximately RMB 766.0 million (US$ 117.4 million) for the year ended December 31, 2020. The Company reported non-GAAP net income, which is defined as net income (loss) before the impact of stock compensation expenses, of RMB 40.3 million (US$ 6.2 million) for the year ended December 31, 2020. Research and development expenses increased by approximately RMB 66.6 million, or 362.8%, from approximately RMB 18.4 million for the year ended December 31, 2019 to approximately RMB 85.0 million (US$ 13.0 million) for the year ended December 31, 2020. The increase was primarily attributable to the increase in salary, as the Company hired more IT engineers to work on research and development of advanced AR holographic and related projects. In addition, the Company also focused on the research and development of the application of holographic AR technologies in the area of semiconductor, cloud computing, artificial intelligence, big data 5G and other areas, which the Company incurred in outsourced technical development services to focus on developing its technological capabilities in order to maintain its competitive advantages in the AR holographic industry.

Since its inception in 2015, the Company has offered AR-based holographic services and products to cater to customers’ needs, focusing on providing an innovative, immersive and interactive holographic AR experience to customers and end users. Since July 2020, the Company has developed its semiconductor business and provided computer chip products and comprehensive solutions for central processing algorithms and related services with software and hardware integration to its enterprise customers. In 2020, the Company generated approximately 44% and 56.0% of its revenues from holographic AR business and semiconductor business, respectively.

Mr. Shi Shuo, the chief executive and operations officer of WiMi, commented, “In 2020, we made three major leaps forward. First, after our successful initial public offering in April 2020, we overcame the impact of COVID-19 in the first half of the year and achieved a robust growth in our revenues in the second half of 2020. As a result, our total revenues in 2020 grew by 140% year-over- year to RMB 766.0 million (US$ 117.4 million). In particular, after we received investment from well-known investment institutions in both the US and Asia, including a company affiliated with Weibo Corporation (NASDAQ: WB), we actively expanded our holographic AR business scope and made meaningful progress in the semiconductor industry.”

“Secondly, we have increased our investment in the research and development of holographic AR technology applications, mainly in the specialized fields of automobile AR holographic HUD, 3D holographic pulse LiDAR, head-mounted light field holographic devices, holographic semiconductors, holographic cloud software, holographic automobile navigation, and others. These fields cover multiple segments of holographic AR technologies from holographic automobile AR technology, 3D holographic pulse LiDAR technology, holographic visual semiconductor technology, holographic software development, holographic AR Advertising technology, holographic AR entertainment technology, holographic ARSDK payment, interactive holographic communication and many other aspects of holographic AR technology. Our research and development expenses in 2020 increased significantly, by 362.8% year -over -year to RMB85.0 million, as we worked to enhance our competitiveness and maintain our technology leadership position in the holographic AR industry.”

“Thirdly, we have established a huge technology research and development ecosystem in the holographic AR industry through investment and mergers and acquisitions. According to Frost & Sullivan’s industry report, the market size of the global holographic AR market will grow rapidly. From 2020 to 2025 , the annual growth rate of the market size of AR software & content and AR hardware is expected to be 68.7% and 67.9%, respectively. As a listed company in the holographic AR industry, we have a high global vision. In 2020, through investment in and acquisition of many R&D companies in the holographic AR industry, we have formed a powerful holographic AR technology research and development ecosystem, and are in the process of building a holographic AR industry value chain with great potential for expansion.”

The information disclosed in this press release does not purport to be complete and is qualified in its entirety by reference to the Company’s annual report on Form 20-F. The annual report, which contains the Company’s audited consolidate statements, can be accessed on the SEC’s website at http://www.sec.gov and on the Company’s investor relations website at http://ir.wimiar.com/.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ: WIMI), whose commercial operations began in 2015, is a holographic cloud comprehensive technical solution provider that focuses on professional areas including holographic AR automotive HUD software, 3D holographic pulse LiDAR, head-mounted light field holographic equipment, holographic semiconductor, holographic cloud software, holographic car navigation and others. Its services and holographic AR technologies include holographic AR automotive application, 3D holographic pulse LiDAR technology, holographic vision semiconductor technology, holographic software development, holographic AR advertising technology, holographic AR entertainment technology, holographic ARSDK payment, interactive holographic communication and other holographic AR technologies. For more information, please visit http://ir.wimiar.com.

Safe Harbor / Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

Contacts

WIMI Hologram Cloud Inc.

Email: pr@wimiar.com

ICR, LLC

Jack Wang

Tel: +1 (646) 975-9495

Email: wimi@icrinc.com